                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                             Quality Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   747582104
                         -----------------------------
                                (CUSIP Number)

                                                    David J. Berger, Esq.
    Andrew E. Shapiro, Manager                       Page Mailliard, Esq.
 Lawndale Capital Management, LLC              Wilson Sonsini Goodrich & Rosati
  One Sansome Street, Suite 3900                      650 Page Mill Road
     San Francisco, CA  94104                        Palo Alto, CA 94304
          (415) 288-2330                                (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 7, 1999
                         -----------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.   Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.   Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

          (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

          (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

          (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

          (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Shapiro is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:


     Purchaser               Source of Funds              Amount
-----------------    ------------------------------   -------------
LCM                    Funds Under Management (1)       $4,068,070
DAP                    Working Capital                  $3,438,846
DAI                    Working Capital                  $  629,224

_________________
(1)  Includes funds of DAP and DAI invested in Common Stock.


Item 4.   Purpose of Transaction.

     In a letter dated July 7, 1999, Mr. Andrew Shapiro, Manager of Lawndale Capital Management ("LCM"), notified Mr. Sheldon Razin, President and Chief Executive Officer of Quality Systems, Inc. ("QSII"), of LCM's intent to nominate two candidates for QSII's Board of Directors and to make

                                   (2 of 4)
additional shareholder proposals at the time of the annual meeting expected to be held in September 1999. A copy of this letter is attached hereto as Exhibit A.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.   Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                           Aggregate Beneficially
                                                   Owned                       Voting Power               Dispositive Power
                                       ------------------------------  ----------------------------  ----------------------------
                Name                      Number           Percent         Sole          Shared          Sole          Shared
-------------------------------------  -------------    -------------  -------------  -------------  -------------  -------------
LCM                                       621,200           9.99             0           621,200           0           621,200
Shapiro                                   621,200           9.99             0           621,200           0           621,200
DAP                                       525,300           8.45             0           525,300           0           525,300
DAI                                        95,900           1.54             0            95,900           0            95,900

     The persons filing this statement effected no transactions in the Common Stock since the filing of Amendment No. 10 to the Schedule 13D on April 14, 1999.

     The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at May 28, 1999, as reflected in QSII's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.   Material to be Filed as Exhibits.

     A.   Letter dated July 7, 1999 from Andrew Shapiro to Sheldon Razin.

     B.   Resumes of Proposed Candidates

                                   (3 of 4)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1999.



DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital                   By:  Lawndale Capital
     Management, LLC                         Management, LLC
     General Partner                         General Partner


     By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
          --------------------------              --------------------------
          Andrew E. Shapiro                       Andrew E. Shapiro
          Manager                                 Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     -------------------------------         -------------------------------
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

                                   (4 of 4)

                                                                       Exhibit A



July 7, 1999

Mr. Sheldon Razin
Chairman
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680
(by facsimile and Airborne Express)

     Re:  Quality Systems:

Dear Shelly:

Following up on our recent conversations, this is to inform you that Lawndale Capital Management, LLC, General partner of Diamond A. Partners, L.P., beneficial owner of Quality Systems (QSII) stock, hereby notifies you of its intention to nominate, at the next annual meeting of shareholders of QSII, candidates for the board of directors of QSII. The first two candidates to be nominated by Lawndale are Dale M. Hanson and Kelly J. McCrann.

Mr. Hanson is, as you may know, one of the most experienced and knowledgeable corporate governance activists in the world. Mr. Hanson was the CEO of the California Public Employees Retirement System (CalPERS) from 1987 to 1994, and since that time has been CEO of American Partners Capital Group, a private investment firm. Mr. Hanson led the shareholder and corporate governance efforts at numerous companies, including Texaco, Time Warner, Avon, Kodak, GM, and Lockheed, and his demonstrated ability to develop good corporate governance procedures in companies with a poor governance history makes him a perfect candidate for QSII's board. In particular, we believe that Mr. Hanson can provide the leadership to transform a board grossly deficient in the most basic corporate governance knowledge and structures, such as QSII's board, into one which is capable of performing its fiduciary duties to QSII's shareholders.

The second candidate to be nominated by Lawndale is Kelly J. McCrann. Since 1996, Mr. McCrann has been the President and CEO of Professional Dental Associates, a dental practice management company, and from 1993 to 1996 was President of the Lithotripsy division of Coram Healthcare Corporation, Mr. McCrann's 15 plus years of proven operating and consulting expertise in both the dental and medical industries would bring some sorely needed industry experience to QSII's board. Indeed, with the exception of Mr. Donald Cook, we do not believe any QSII outside director has sufficient recent industry experience to provide adequate oversight or significant added value to QSII's board of shareholders. (Copies of Mr. Hanson's and Mr. McCrann's resumes are attached.)

                                                                       Exhibit A

We hope that you will agree with us that Messrs. Hanson and McCrann provide substantially greater corporate governance and industry experience than any of the current outside directors (again with the possible exception of Donald Cook) and support the election of these two outstanding individuals to QSII's board of directors.

On a related issue, we have also now received your opposition statement to Lawndale's proposed by-law resolution. I was disappointed to receive this, as I had hoped that you would ultimately support the by-law resolution, especially in light of your recent comments purporting to support better corporate governance measures for QSII. More important than personal views, however, I hope that you will agree to not waste any further corporate funds in opposing this by-law resolution, and also disclose to QSII's stockholders the amount already spent trying unsuccessfully to exclude the proposal from QSII's proxy statement.

On a related subject, you should also note that Lawndale expects to propose additional resolutions for QSII's shareholders to vote on at the September meeting. Although we have not finalized these proposals, among those under consideration are proposals to (i) require that the compensation committee of the QSII board of directors be composed entirely of independent directors (ii) prohibit any change to the QSII by-laws concerning the indemnification of directors without shareholder approval and (iii) to require that QSII compensate its independent directors with QSII stock rather than cash. We are also considering seeking shareholder approval for Lawndale's expenses in this effort, and believe you should similarly seek shareholder approval for any of QSII's expenses opposing our candidates and resolutions. Please note that Lawndale reserves its right to nominate additional candidates for QSII's board and/or to make additional proposals to be voted on by QSII's shareholders, expects to cumulate its vote in support of its nominated candidates, and expects to vote its shares in favor of its proposals.

Finally, I again ask that you reconsider your opposition to our proposals or candidates. You have repeatedly stated that you do not believe we are far apart on governance issues, and support good governance measures. I urge you to demonstrate your commitment on these issues by recommending to the QSII board that our by-law proposal be immediately adopted. I further urge you to consider putting on QSII's slate of director candidates Messrs. Hanson and McCrann, as well as reasonable candidates proposed by Ahmed Hussein. In this way, QSII can have a stronger, more independent board, which represents all shareholders, and also avoid a needless and costly proxy contest.

                                                                       Exhibit A

As always, I remain available to discuss all of these issues with the QSII board of directors at any time.

Sincerely,



Andrew E. Shapiro
President

Enclosures-as stated

cc:  Dr. John Bowers, Sr., Director
     Mr. William Bowers, Director
     Mr. Patrick Cline, Director
     Mr. Don Cook, Director
     Ms. Janet Razin, Director
     Mr. Gordon Setran, Director

                                                                       Exhibit B

          Dale M. Hanson
          1203 Donahue Way
          Roseville, CA 95661
          United States of America


QUALIFICATIONS

          Chief Executive Officer of a private investment firm. Chief Executive Officer of the California Public Employees' Retirement System for seven years (1987 - 1994). Strong knowledge of principles and practices of corporate governance, public finance and markets, public affairs, group insurance and investor relations.

WORK HISTORY
          Chief Executive Officer
          American Partners, Capital Group, Inc.    1994-present

          Plan, organize, direct and control the activities of a small, private equity investment firm. Work with general partners, assist in developing and marketing private equity investment products to institutional investors. Have worked with both U.S. and foreign entities in this speciality area. Organization also managed a corporate governance consulting practice for four years. Clients included several S&P 500 corporations.

          Chief Executive Officer
          California Public Employee's Retirement System  1987-1994

          Appointed by a 13-member board of trustees, served seven years as the CEO of the largest public employee pension system in the world. CalPERS is widely recognized as an innovative and financially responsible public pension plan serving over one million active and retired public employees. Responsible for both the investment and benefit staff, which included retirement and group insurance benefits.

          Chief Operating Officer
          Wisconsin Retirement System 1981-1987

          Appointed by the Chief Executive Officer, served six years as the number two person in an organization providing retirement, health, life, disability and deferred compensation programs for public employees. Responsible for the day-to-day operation of the organization. Frequent interaction with several appointed boards.

          Other positions with the State of Wisconsin 1967-1981

                                                                       Exhibit B

          Served as the Chief Wage and Salary Administrator for the State of Wisconsin and was part of the management negotiation team. Director of Group Insurance for Wisconsin for five years. Administrator of Retirement Division for two years and then appointed COO.

EDUCATION
          Degree:  University of Wisconsin-Whitewater, 1967, BBA
          Elected as a distinguished alumnus, 1993, and inducted in to the School of Business Hall of Fame, 1993.

PREVIOUS BOARD POSITIONS AND APPOINTMENTS

ICN Pharmaceuticals -- Board Member 1995-1998. Company listed on the NYSE. Served one three-year term. Chose not to stand for re-election.

Tech Coast Capital Partners-member of the board of directors of this new venture capital firm located in southern California.

California State University, Sacramento. Member of the Trust Foundation, 1994-present. Serve on the Investment Committee and the Real Estate Advisory Committee. Appointed by the President of CSUB-Sacramento.

National Association of State Retirement Administrators. 1987-1994. Associate member 1994-present.

University of California, Davis, Medical School, Board of Visitors. 1994-present.

REFERENCES
          Richard H. Koppes, Of Counsel, Jones Day, Reavis and Pogue, Sacramento, CA 916.568.2885

          James E. Burton, CHIEF Executive Officer, California Public Employees Retirement System, Sacramento, CA 918.328.3829

          Thomas C. Stickel, University Ventures Network, San Diego, CA 619.428.4449

          Charles Manatt, Manatt, Phelps, Phillips & Kanto, Washington, DC. 202.463.4300, Los Angeles, CA 310.312.4000

          David Watt, General Counsel, ICN Pharmaceuticals, Costa Mesa, CA 714.568.3104

                                                                       Exhibit B

                                 Dale M. Hanson
                             Recognition Highlights
                             ----------------------

Inducted into the University of Wisconsin-Whitewater's College of Business and Economic Hall of Fame in 1993.

Honored by the University of Wisconsin-Whitewater's Alumni Association in 1993.

Selected as one of the seven top Americans who has worked toward empowering 50+ Americans by New Choices for Retirement Living magazine in their first annual "Our Hero" awards in the Business category.

Leader in Corporate Governance while at California Public Employees Retirement System-involved with shareholder effort in companies such as Texaco, Time Warner, Avon, Kodak, GM, Lockheed and many others.

Held offices in many national organizations and participated in:
          CEO Roundtable
          Directorship
          Council of Institutional Investors

Featured in articles in:
          California Business "Mr. Big"
          Institutional Investor
          Fortune Magazine "The 25 most fascinating business people for 1988. "Bang for the Buck."
          Business Week
          CFO
          "Who's Who in Sacramento Business," Sacramento Business Journal Financial World "Captain California"
          USA Today
          Today's Supervisor

Titles associated with Dale in the press:
          "Low Key Architect," San Diego Union 8/2/92
          "Pension;'s Pugilist" 1990, LA Times
          "Self-Appointed Scourge of Corporate America," FW 10/1/91
          "Mild Mannered but Tough," "The Reluctant Activist, The Sacramento Bee Newspaper 7/8/91
          "The Elephant that Roared," U.S. News & World Reports, 10/7/91 "Extroverted and sometimes confrontational," BusinessWeek, 10/3/94 "Management's Public Enemy Number One," Forbes

                                                                       Exhibit B

Published articles in:
          Global Finance Forum, 1990 "Too Much at Stake."
          Directorship

Organized the first ever Honoree Dinner at CalPERS, 5/19/92. Honored chief executives from TRW, Texaco, Avon, Lockheed, Dayton Hudson Capital, and Ira Millstein, Esq.

                                                                       Exhibit B

                                KELLY J. MCCRANN
                         600 Worcestor Road, Suite 204
                               Natick, MA  01760

EXECUTIVE PROFILE
-----------------

               Extensive experience in healthcare provision and financing. Deep understanding of health care industry trends and competitive market forces. Experienced in P&L, management, team formation and development, strategic market assessment, venture development and M&A transactions. Excellent analytical skills and demonstrated business judgment.

EXPERIENCE
----------
1996 - Present PROFESSIONAL DENTAL ASSOCIATES, INC., Natick, MA.
               President, Chief Executive Officer and Director
               Responsible for all strategic and operating aspects of this private dental practice management company. With $21 million in equity funding and $11 million senior credit facility, have grown business to $60 million in annual revenues with 150+ dentists. PDA is strongly operating cash flow positive and became P&L positive during 1998

1993 - 1996    CORAM HEALTHCARE CORPORATION, Denver, CO.
               Executive Vice President and President - Lithotripsy Division
               Full P&L responsibility for the largest provider of lithotripsy services in the U.S. Division included 15 business units, operating 31 lithotripters in 20 states serving 180 sites. For
               FY 1996, the Lithotripsy Division generated revenue of $53.5M with pre-tax income over $32M.

1990 - 1993    HMSS, INC. Houston, TX.
               Leading national provider of home infusion service with nearly
               $100 million in revenue from 22 full-service branches. HMSS was a wholly-owned subsidiary of Secomerica, Inc.

               Vice President/General Manger - Ambulatory Infusion Centers Directed all strategic, financial and operating aspects of developing ambulatory infusion centers within HMSS. The AIC's produced approximately $13M in annualized revenues.

1988 - 1990    AMERICAN MEDICAL INTERNATIONAL, Beverly Hills, CA
               Vice President - Strategic Planning
               Developed long range corporate strategy and market-specific strategies for each of AMI's 100 domestic hospitals. Responsible for AMI's domestic asset divestiture program generating approximately $450 million in cash proceeds in 12 months.

                                                                       Exhibit B


1983 - 1988    McKINSEY & COMPANY, Los Angeles, CA
               Senior Engagement Manager
               Focused exclusively on the health care sector, with numerous projects for acute care providers and managed care payors.

1980 - 1983    PEAT, MARWICK, MITCHELL, Los Angeles, CA
               Senior Engagement Manager
               Managed strategic, financial and marketing consulting projects in the travel, transportation, durable equipment and consumer products industries.

EDUCATION
---------
1980           HARVARD BUSINESS SCHOOL, Boston, MA
               Masters of Business Administration, Emphasis in Finance and Marketing

1977           UNIVERSITY OF CALIFORNIA, Los Angeles, CA
               B.A. Political Science and Economics
               Magna Cum Laude

1978           CORO FOUNDATION FELLOWSHIP, San Francisco, CA
               Fellow in this exclusive program dedicated to developing leadership in the private and public sectors.

PERSONAL
--------

1974           Member, NCAA National Championship Baseball Team

               Married, two children (ages 8 and 2)

February 1999